FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2005

Commission File Number 3337776

TV Azteca, S.A. de C.V.

(Translation of registrant’s name into English)

Periférico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 México D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TV Azteca, S.A. de C.V.
(Registrant)
Date: December 15, 2005
	By:	/s/ Othón Frías Calderón
	Name:	Othón Frías
	Title:	Attorney-in-fact

AZTECA AMERICA ANNOUNCES AFFILIATION AGREEMENT

WITH COMCAST TO PROVIDE CARRIAGE IN MARKETS

NOT COVERED BY OVER-THE-AIR STATIONS

FOR IMMEDIATE RELEASE

Mexico City, Mexico, December 14, 2005—TV Azteca, S.A. de C.V. (BMV: TVAZTCA; Latibex: XTZA) one of the two largest producers of Spanish language television programming in the world announced today that Azteca America—the company’s broadcast television network focused on the US Hispanic market—signed an affiliation agreement with Comcast (Nasdaq: CMCSA, CMCSK), the leading provider of cable, entertainment and communications products and services in the U.S. The agreement provides for carriage opportunities for Azteca America Network’s signal in U.S. Hispanic markets not covered by over-the-air stations.

Under the agreement, Comcast systems across Hispanic markets in the United States, with no local terrestrial signal of Azteca America affiliates, may elect to add the Network’s programming to their line-up.

Comcast currently also features selected programs from Azteca America as part of its ON DEMAND En Español video-on-demand service, making the shows available to customers of Comcast’s Hispanic programming packages any time they want to watch.

“We are excited about the significant carriage opportunities with Comcast, and expanding the Network’s reach in the U.S. Hispanic community,” said Luis J. Echarte, Chairman of Azteca America Network. “The agreement is geared towards further boosting Azteca America’s coverage, while providing advertisers with sought after demographics from new viewerships.”

“Azteca America offers unique content that is very popular with viewers, and we’re looking forward to working with them to offer this exciting service to a wider audience,” added David Jensen, Vice President of International Programming for Comcast. “This agreement underscores our commitment to offering customers more choice, control and value.”

For more information, contact:	Daniel McCosh, (52) 55-1720-0059, dmccosh@tvazteca.com.mx
Bruno Rangel, (52) 55-1720-9167, jrangelk@tvazteca.com.mx
Rolando Villarreal, (52) 1720-0041, rvillarreal@gruposalinas.com.mx

Jenni Moyer, 215-851-3311, jenni_moyer@comcast.com
Chris Ellis, 215-981-7771, chris_ellis@comcast.com

About Azteca America

Azteca America is the fastest-growing Hispanic network in the United States. The network is a wholly-owned subsidiary of TV Azteca S.A. de C.V., one of the two largest producers of Spanish language television content in the world. Azteca America currently has presence in 39 Hispanic markets, including: Los Angeles, New York, Miami, Houston, Chicago, Dallas, San Antonio, San Francisco-Oakland-San Jose, Phoenix, Brownsville-McAllen, Albuquerque, San Diego, Fresno-Visalia, Sacramento-Stockton-Modesto, Denver, Orlando, Austin, Tampa, Corpus Christi, Tucson, Las Vegas, Colorado Springs, Monterey-Salinas, Hartford, Salt Lake City, Bakersfield, West Palm Beach-Ft. Pierce, Santa Barbara, Palm Springs, Omaha, Yakima, Naples-Ft. Myers, Wichita, Reno, Boise, Victoria, Oklahoma City, Charleston and Chattanooga.